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                                                           EXHIBIT NO. 99.16(b)

          Amended Policy Requirements Governing Employee Transactions in Personal and Retirement Plan Accounts

Effective December 1, 2003, MFS amended its Code of Ethics Policy to include restrictions on employees' transactions in MFS funds. The policy amendments apply to all current MFS employees in the United States and abroad when they invest in MFS funds and to all accounts over which they have beneficial ownership or control. *

In accordance with recent regulatory and industry developments, the Policy has been further revised with respect to employee transactions as follows:

    o Restrictions set forth in the policy do not apply to transactions in MFS money market funds for both retirement and employee personal accounts.

    o Restrictions set forth in the policy do not apply if employee participates in an automatic investment/redemption plan in which regular purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation for both retirement and employee personal accounts.

    o Holding period restrictions set forth in the policy only apply to access personnel. Previously, all MFS employees were subject to the holding period requirements for employee fund trades and only investment personnel for investments in security transactions. Holding period requirements are as follows:

    o MFS access persons are prohibited from making any redemption or exchange of shares in a retirement plan or a personal or beneficially owned MFS mutual fund account within 60 days of a purchase in or exchange into the same account. Previously, the holding period requirement was 90 days for investment personnel and 30 days for all other MFS employees.

    o All access persons are prohibited from profiting in the purchase and sale, or sale and purchase, of the same (or equivalent) securities within 60 calendar days. Any profits will be disgorged. Previously, only investment personnel were subject to the prohibition on short term trading profits.

Following is a reminder of the key points of the policy, with the most recent amendments underlined.

Please be aware that it is every employee's responsibility to read and comply with all provisions of MFS' Code of Ethics Policy, including the restrictions related to employee trading in MFS funds, and to certify as such quarterly. Failure to comply with the Policy may result in a written warning or a sanction, including, but not limited to, a monetary penalty, disgorgement of profits, suspension of personal trading or, in certain cases, termination of employment. A subsequent infraction of the Policy after an employee has received a sanction could well be cause for termination.

If you have any questions in the meantime, contact Jennifer Estey at ext. 54477 or James Trudell at ext. 55186. We strongly encourage employees to ask questions prior to executing a transaction.
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Key Points of the Policy for:

MFS Retirement Plans

     o MFS employees are limited to one exchange in a calendar quarter per fund in each of the MFS retirement plans -- the Defined Contribution Plan and the MFSavings 40 1(k) plan. Employees may select any one business day in a quarter per plan.

     o MFS access personnel are prohibited from making any redemption or exchange of shares in a retirement plan fund account within 60 days of a purchase in or exchange into the same account. The Policy does not apply to transactions in any MFS money market fund or those made pursuant to automatic investment/redemption plans pursuant to which regular purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation (these include regular 401(k) payroll deductions and the company's automatic Quarterly contributions to DCP). The 60-day restriction will, however, apply to voluntary investments made from an employee's incentive compensation to MFSavings.

MFS Employee Personal Accounts

     o MFS access personnel are prohibited from making any redemption or exchange of shares in a personal or beneficially owned MFS mutual fund account within 60 days of a purchase in or exchange into the same account. The Policy does not apply to transactions in any MFS money market fund or those made pursuant to automatic investment/redemption plans pursuant to which regular purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation.

     o MFS employees must purchase MFS funds through MFS, and all employee MFS fund accounts must be maintained with MFS.

     o MFS employees may not maintain any investments in MFS funds through a third party broker-dealer, except in certain limited cases approved in advance by the Compliance Department.

     o MFS employees' purchases of MFS funds are subject to the same policies against excessive trading that apply for all MFS Family of Funds shareholders. These policies are subject to change.

* Beneficial ownership means that an employee has direct or indirect influence or control OR the employee has direct or indirect ownership of an account. Examples include spousal accounts, accounts for minor children or any other immediate family member sharing the same household where the employee is contributing to financial support. It DOES NOT apply to NAV MFS fund accounts that the employee has helped a parent or adult sibling establish - as long as the parent or sibling does not live in the employee's household or the employee does not provide financial support.